Exhibit 99.1

Silicon Motion Announces Expiration of Hart-Scott-Rodino Waiting Period for MaxLinear’s Proposed Acquisition of Silicon Motion

TAIPEI, Taiwan and MILPITAS, Calif., June 28, 2022 – Silicon Motion Technology Corporation (NASDAQ: SIMO) (“Silicon Motion”), a global leader in NAND flash controllers for solid state storage devices, today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to the previously announced agreement under which MaxLinear, Inc. (NASDAQ: MXL) (“MaxLinear”) will acquire Silicon Motion in a cash and stock transaction in which each American Depositary Share (ADS) of Silicon Motion, which represents four ordinary shares of Silicon Motion, will receive $93.54 in cash and 0.388 shares of MaxLinear common stock, and each ordinary share of Silicon Motion will receive $23.385 in cash and 0.097 shares of MaxLinear common stock.

The expiration of the HSR waiting period occurred at 11:59 p.m. ET on June 27, 2022, which was a condition to the closing of the pending transaction. The closing of the transaction is subject to the satisfaction of the remaining customary closing conditions, including approval by Silicon Motion’s security holders and the receipt of regulatory approval in the People’s Republic of China.

Cautionary Statement Regarding Forward-Looking Statements

Information provided in this press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s and MaxLinear’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their businesses and industry, management’s beliefs and certain assumptions made by Silicon Motion and MaxLinear, all of which are subject to change. The forward-looking statements include, but are not limited to, statements about the expected timing of the Merger, the satisfaction or waiver of any conditions to the proposed Merger, anticipated benefits, growth opportunities and other events relating to the proposed Merger, and projections about Silicon Motion’s business and its future revenues, expenses and profitability, and, in some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “potentially”, “continue,” “could”, “seek,” “see”, “would”, “might”, “continue”, “target” or the negatives of these terms or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Although such statements are based on Silicon Motion’s own information and information from other sources Silicon Motion believes to be reliable, you should not place undue reliance on them and caution must be exercised in relying on forward-looking statements. These statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the risk that the transaction may not be completed on the anticipated terms and timing, in a timely manner or at all, which may adversely affect Silicon Motion’s or MaxLinear’s respective business and the price of the ordinary shares, par value $0.01 per share, of Silicon Motion, Silicon Motion’s American Depositary Shares (ADSs) and shares of common stock, par value $0.0001, of MaxLinear (“MaxLinear Common Stock”); uncertainties as to the timing of the consummation of the transaction and the potential failure to satisfy the conditions to the consummation of the transaction, including the receipt of certain governmental and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the parties’ businesses and other conditions to the completion of the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, including the receipt by Silicon Motion of an unsolicited proposal from a third party; the effect of the announcement or pendency of the transaction on the Company’s or MaxLinear’s respective business relationships, operating results, and business generally; the potential that the Company’s security holders may not approve the Merger; expected benefits, including financial benefits, of the transaction may not be realized; integration of the acquisition post-closing may not occur as anticipated, and the combined company’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses, may occur; litigation related to the Merger or otherwise; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; risks related to diverting attention from the parties’ ongoing business, including current plans and operations; changes in tax regimes, legislation or government regulations affecting the acquisition or the parties or their businesses; economic, social or political conditions that could adversely affect the Merger or the parties, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as the parties’ response to any of the aforementioned factors; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market prices of the parties’ traded securities; potential business uncertainty or adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; potential negative changes in general economic conditions and market developments in the regions or the industries in which the parties’ operate; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers as a result or in anticipation of the Merger or otherwise; the parties’ respective customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; risks associated with the ongoing global outbreak of COVID-19, including, but not limited to, the emergence of variants to the original COVID-19 strain such as the Delta and Omicron variants and related private and public sector measures; Silicon Motion’s ability to provide a safe working environment for employees during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; Silicon Motion’s and MaxLinear’s abilities to implement their business strategies; pricing trends, including Silicon Motion’s and the MaxLinear’s abilities to achieve economies of scale; uncertainty as to the long-term value of MaxLinear Common Stock; restrictions during the pendency of the proposed transaction that may impact the Company’s or MaxLinear’s ability to pursue certain business opportunities or strategic transactions; and the other risk factors discussed from time to time by Silicon Motion in the most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the Securities and Exchange Commission (the “SEC) and available at the SEC’s website at www.sec.gov. SEC filings for Silicon Motion are available on Silicon Motion’s website at https://www.siliconmotion.com/investor. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction. MaxLinear has filed a Registration Statement on Form S-4 with the SEC and Silicon Motion intends to provide to its security holders the Form S-4 and a proxy statement (the “Proxy Statement”) describing the Merger Agreement, the Merger, as well as the procedure for voting in person or by proxy at a meeting of Silicon Motion’s shareholders held for the purpose of seeking shareholder approval of the Merger Agreement, the Merger and transactions contemplated by the Merger Agreement (the “Silicon Motion Meeting”) and various other details related to the Silicon Motion Meeting. The Form S-4 is not complete and may be changed. Once finalized, the Form S-4 and the Proxy Statement will be sent or given to the security holders of Silicon Motion and will contain important information about the proposed transaction and related matters. This communication is not a substitute for the Form S-4 or the Proxy Statement or any other document that have been or may be filed or furnished by Silicon Motion or MaxLinear with the SEC or provided to Silicon Motion’s security holders. Investors and security holders are urged to read each of the Form S-4 and the Proxy Statement in its entirety and other relevant documents filed with or furnished to the SEC or provided to Silicon Motion’s security holders in connection with the proposed transaction or incorporated by reference therein when they become available before making any voting or investment decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the proposed transaction.

About Silicon Motion

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Silicon Motion Contacts:

Christopher Chaney

Director, Investor Relations & Strategy

cchaney@siliconmotion.com

Selina Hsieh

Investor Relations

ir@siliconmotion.com

Thomas Germinario

D.F. King & Co. Inc.

tgerminario@dfking.com